                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        UNITED STATES FILTER CORPORATION
                   ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                   ----------------------------------------
                         (Title of Class of Securities)

                   ----------------------------------------
                                   911843209
                                 (CUSIP Number)


              L. William Law, Jr., Senior Vice President, General
                             Counsel and Secretary
                 Eastern Enterprises, 9 Riverside Road, Weston,
                      Massachusetts, 02193 (617) 647-2300
         ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 1, 1995
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



If the filing person had previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:


                           Yes            No   X
                               -----         -----

               Check the following box if a fee is paid with this
                                   statement:


                            Yes            No   X
                               -----          -----

CUSIP No.  911843209

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Eastern Associated Securities Corp., I.D. No.04-2940344

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: *
                                                          (a)
                                                          (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*
         00

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

                                    :(7)     SOLE VOTING POWER
                                    :           3,067,092 shares

                                    :(8)     SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY       :           None
OWNED BY EACH REPORTING
PERSON WITH                         :(9)     SOLE DISPOSITIVE
POWER                               :           3,067,092 shares

                                    :(10)    SHARED DISPOSITIVE POWER
                                    :           None

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                          3,067,092 shares

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*           YES          NO  X
                                       ----       ----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.0%

(14)     TYPE OF REPORTING PERSON*
         CO

         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  911843209
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Eastern Enterprises                I.D. No.  04-1270730

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: *
                                                         (a)
                                                         (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*
         00

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

                                   :(7)     SOLE VOTING POWER
                                   :             None

                                   :(8)     SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY      :             3,067,092 shares
OWNED BY EACH REPORTING
PERSON WITH                        :(9)     SOLE DISPOSITIVE POWER
                                   :             None

                                   :(10)    SHARED DISPOSITIVE POWER
                                   :             3,067,092 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                3,067,092 shares

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*           YES          NO  X
                                      -----       -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.0%

(14)     TYPE OF REPORTING PERSON*
         HC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer
             -------------------

         The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share ("Securities"), of United States Filter Corporation (the "Issuer"), a Delaware corporation with principal executive offices located at 73-710 Fred Waring Drive, Suite 222, Palm Desert, California, 92260.

Item 2.      Identity and Background
             -----------------------

         This statement is being filed by Eastern Associated Securities Corp. ("EASC"), a Massachusetts corporation, and Eastern Enterprises ("Eastern"), a Massachusetts business trust. EASC is a wholly-owned subsidiary of, and is controlled by, Eastern. Eastern is a holding company with subsidiaries engaged in the businesses of natural gas distribution and marine transportation. EASC is a securities holding corporation. The principal offices of Eastern and EASC are located at 9 Riverside Road, Weston, Massachusetts, 02193. During the last five years, neither Eastern nor EASC, nor any of their respective trustees, directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Certain information with respect to the trustees and executive officers of Eastern and the directors and executive officers of EASC is set forth on
Schedule I hereto.

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

         2,027,395 shares of the Securities beneficially owned by the filing persons were acquired on December 1, 1993, pursuant to a Stock Purchase Agreement by and among the Issuer, Eastern and Water Products Group
Incorporated, a wholly-owned subsidiary of Eastern ("WPGI"), dated August 30, 1993 (the "Purchase Agreement").

         Pursuant to the Purchase Agreement, on December 1, 1993, the Issuer issued 2,033,599 shares of the Securities, registered in the name of EASC, and paid to Eastern and WPGI $100,000 in cash, in consideration for the transfer by Eastern and WPGI to the Issuer of all the outstanding shares of capital stock of Ionpure Technologies Corporation, a Massachusetts corporation, and IP Holding Company, a Delaware corporation (together "Ionpure"), which corporations had been wholly-owned subsidiaries of Eastern and WPGI for a period of approximately four years prior to such transaction. The Purchase Agreement provided that the closing of such transaction was subject to various conditions, including approval of the issuance of the Securities to EASC by the Issuer's stockholders, which approval occurred at the Issuer's Annual Meeting of Stockholders held on December 1, 1993.

         The Purchase Agreement provided for an adjustment in the number of Securities issued to Eastern and EASC thereunder, based upon the stockholders' equity of Ionpure as of October 1, 1993. Pursuant to such adjustment, Eastern and EASC returned 6,204 shares of the Securities to the Issuer on January 24, 1994, reducing the total number of the Securities beneficially owned by them at that time to 2,027,395 shares.

         On December 5, 1994, the Issuer paid in the form of a stock dividend a 3-for-2 split of the Issuer's Securities (the "Stock Split"). Pursuant to the Stock Split, Eastern and EASC received on December 5, 1994, 1,013,697 additional shares of the Securities, increasing the total number of Securities beneficially owned by them as a result of the Ionpure transaction to 3,041,092 shares.

          In addition, Eastern's representative on the Issuer's Board of Directors (presently Mr. Ives) has been granted options under the Issuer's 1991 Directors Stock Option Plan (see Items 5 and 6 of this statement) to purchase a total of 26,000 post-Stock Split shares of the Securities, increasing the total number of Securities beneficially owned by Eastern and EASC to 3,067,092 shares.

         On  December 7, 1993,  J. Atwood  Ives,  Chairman  and Chief  Executive
Officer of Eastern and President of EASC, purchased in an open market transaction for his own account and with his own funds 1,000 shares of the Securities (increased to 1,500 shares as a result of the Stock Split), for a price of $23.00 per pre-split share.

Item 4.      Purpose of Transaction
             -----------------------

         Pursuant to the Purchase Agreement, Eastern and EASC acquired Securities thereunder as consideration for the transfer to the Issuer of all the outstanding capital stock of Ionpure in a transaction not involving a public offering and exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. Eastern and EASC planned to hold such Securities, and the additional Securities received in the Stock Split, for their own account for investment.

         Pursuant to the terms of a Transfer, Registration and Other Rights Agreement between EASC and the Issuer dated December 1, 1993 (the "Stockholder Agreement"), which was entered into in connection with the Purchase Agreement, the Issuer filed a shelf registration statement on Form S-3 (Registration Number 33-76042, effective April 29, 1994, with a prospectus supplement dated November 28, 1994) (the "Shelf Registration Statement"), registering under the Securities Act of 1933 the Securities beneficially owned by Eastern and EASC. The Issuer has filed two post effective amendments to the Shelf Registration Statement, Post-Effective Amendment No.1, filed October 10, 1995, and Post-Effective Amendment No. 2, filed November 2, 1995.

         On November 1, 1995, Eastern and EASC announced that they had advised United States Filter Corporation of their intent to sell, subject to satisfactory price and market conditions, the U.S. Filter Securities beneficially owned by them (3,041,092 shares of common stock) in a public offering. These Securities are the subject of the Shelf Registration Statement, as amended. The Securities constitute all of the shares of the Securities beneficially owned by Eastern and EASC, other than 26,000 shares subject to options granted to Eastern's representative on the Issuer's Board of Directors pursuant to the terms of the Issuer's 1991 Directors Stock Option Plan.

         The Securities beneficially owned by Eastern and EASC are subject to the Stockholder Agreement. The Stockholder Agreement provides for:

(1) transfer restrictions on the Securities, any shares of any other class of capital stock of the Issuer acquired pursuant to the Stockholder Agreement, and shares acquired upon conversion of or exchange for any such shares (collectively, the "Shares"), and restrictive legends on the certificates representing the Shares, intended to ensure compliance with the Securities Act in connection with any transfer thereof;

(2) registration rights under the Securities Act with respect to the Securities and any shares of Common Stock issued upon conversion of Shares which are not Common Stock (together, the "Registrable Securities"), including (i) the current Shelf Registration Statement, which (subject to the termination provisions of the Stockholder Agreement described below) is to be kept effective for so long as Registrable Securities are held by Eastern, EASC and their affiliates which are not natural persons (provided that they collectively hold at least 375,000 shares of the Securities issued under the Purchase Agreement or acquired pursuant to the Stockholder Agreement) (together, the "Purchasers") or any transferees of at least 1,500,000 Shares (the Purchasers and such transferees being collectively referred to herein as the "Holders"); (ii) the right of the Holders to up to three demand registrations with respect to the Registrable Securities, if the Shelf Registration Statement is not kept effective as required by the Stockholder Agreement; and (iii) piggyback registration rights for the Holders in the event that the Issuer registers any Common Stock for its own account or the account of any other security holder, other than registrations relating solely to employee benefit plans or a transaction subject to Rule 145 under the Securities Act;

(3) the agreement of the Holders that, upon receipt of a notice from the Issuer that the prospectus relating to any such shelf registration includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which the prospectus is used, they will refrain from selling Registrable Securities under the Shelf Registration Statement, as amended, until (i) subsequently notified by the Issuer that such registration is current, or (ii) receipt of a favorable opinion of counsel that the Holders may sell their securities in compliance with the Securities Act and the Exchange Act without disclosure of the non-public information;

(4) the agreement of the Holders that, upon request of the underwriters managing an underwritten offering of the Issuer's securities, they will not sell or dispose of any Registrable Securities, other than those included in such registration, except in a private sale or transfer, for a period of up to 180 days;

(5) the agreement of the Issuer to cooperate with Eastern in making necessary securities filings and taking such other actions as shall be necessary or appropriate in connection with any distribution of Registrable Securities by Eastern or its affiliates to Eastern's shareholders, and to maintain the effectiveness of any registration statement in connection therewith;

(6) the right of the Purchasers to purchase additional shares of voting capital stock of the Issuer, or rights to acquire such voting capital stock ("Offered Securities"), in the event that the Issuer proposes to sell or issue any Offered Securities, at the same price and upon the same terms as those of the proposed sale, in the following amounts:
             (i)  other  than  under  the  circumstances  referred  to in clause
             (6)(ii) below, in such amount as will enable each of them to retain its percentage share of the Issuer's voting power, assuming conversion of all convertible Offered Securities and/or exercise of all Offered Securities that are options or warrants (provided that such right to purchase shall not be applicable with respect to Offered Securities issuable in the ordinary course under any employee or director stock benefit plan or in connection with a merger or other acquisition); or

             (ii) if the proposed sale or issue of Offered Securities is at a price which is less than the lower of 15% below the then current market price or prevailing customary and reasonable price for such Offered Securities or for substantially equivalent securities, in such amount as the Purchasers shall specify (subject to similar rights granted by the Issuer to the holders of its Series A Voting Cumulative Preferred Stock);

(7) the agreement of the Purchasers that, for the period ending on the earlier of December 1, 1999 or six months after any breach by the Issuer of any of its obligations with respect to Eastern's representation on the Issuer's Board of Directors described in clause (11) below (the "Standstill Period"), unless a majority of the Continuing Directors (as defined in clause (11) below) otherwise consent, the Purchasers will not acquire any voting securities of the Issuer unless, immediately after the acquisition, their aggregate percentage share of the Issuer's voting power, assuming conversion of all shares of capital stock convertible into Common Stock, would be less than or equal to 22.2% of such voting power (i.e., the Purchasers' aggregate percentage share of such voting power on December 1, 1993), minus the percentage share, if any, transferred to transferees other than the Purchasers; provided that, notwithstanding the foregoing, the Purchasers may acquire voting securities of the Issuer without regard to amount (i) pursuant to the purchase rights described in the preceding clause (6) or
    (ii) if any person or group, other than the Issuer or any of its affiliates or employee benefit plans or the Purchasers, makes (x) a tender or exchange offer or other bona fide offer to acquire voting securities of the Issuer which would result in such person or group beneficially owning 20% or more of the voting power of the Issuer, or (y) a formal proposal or offer for a merger, consolidation or other business combination directly or indirectly involving a change of control of the Issuer, or to acquire directly or indirectly all or substantially all the assets of the Issuer (a "Business Combination Proposal") which Business Combination Proposal is either (A) not withdrawn or terminated or rejected by the Board of Directors of the Issuer within 30 days after such Business Combination Proposal is made or (B) accepted by the Board of Directors of the Issuer (such prohibition with respect to acquisition of voting securities would again become applicable upon withdrawal, termination or rejection of such an offer or proposal, except to the extent a Purchaser is legally obligated to complete an acquisition of voting securities);

(8) the agreement of the Purchasers that, during the Standstill Period, they will take any required action to vote all Shares owned by them (i) for the Board of Directors' nominees for election to the Board of Directors of the Issuer (provided that the Purchasers may in any event vote for their designees to such Board) and (ii) unless a majority of the Continuing Directors (as defined in clause (11) below) otherwise consent, on all other matters in the same proportion as the votes cast by other holders of voting securities, other than those that relate to (x) any merger, consolidation, or other business combination involving the Issuer, any sale, lease, transfer or other disposition of all or substantially all the assets of the Issuer, any recapitalization or similar transaction involving the Issuer or any dissolution or complete or partial liquidation of the Issuer or (y) the approval of any amendment to the Issuer's Certificate of Incorporation or By-Laws requiring stockholder approval;

(9) the agreement of the Purchasers that, during the Standstill Period, they will not (i) solicit proxies or become a participant in a solicitation in opposition to a recommendation of the Board of Directors of the Issuer, (ii) join a partnership, limited partnership, syndicate or other group or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of voting securities of the Issuer, or (iii) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals;

(10)the agreement of the Holders not to engage in a public distribution of the Registrable Securities except pursuant to a distribution to Eastern's stockholders, or a public offering in which the Holders shall use their best efforts to ensure a broad distribution of the Registrable Securities; and that, without the consent of a majority of the Continuing Directors (as defined in clause (11) below), they will not transfer any voting securities of the Issuer in one or more private offerings to any person or group which would immediately thereafter, to the knowledge of any of the Purchasers after reasonable inquiry, own or have the right to acquire more than 5% of the voting power of the Issuer, other than a transfer to a subsidiary or affiliate of any such Purchaser; and

(11)the agreement of Issuer (i) that, so long as the Purchasers own at least 5% of the voting power of the Issuer, the Board of Directors of the Issuer will be required from time to time to nominate for election to such Board, and the Issuer will use its best efforts to cause to be elected, Eastern's chief executive officer or chief operating officer, or (subject to the consent, which will not be unreasonably withheld, of a majority of directors not affiliated with Eastern who became members of the Board prior to December 1, 1993, and any successor of such a director who is recommended by a majority of such directors ("Continuing Directors")) another person designated by Eastern; (ii) that so long as Eastern and its affiliates own at least 10% of the voting power of the Issuer, Eastern will have the right to designate, and the Issuer will use its best efforts to cause to be elected, a second member of the Issuer's Board, subject to Continuing Director consent which will not be unreasonably withheld; (iii) that Eastern shall have the right to specify the class or classes in which its designee(s) will serve, with such designees to be distributed among classes as evenly as possible, with any extra person to be included in the class that will result in the longest possible term; (iv) that one of Eastern's designees will serve on the Audit Committee and, subject to Continuing Director consent, other Board Committees (not including the Nominating Committee); and (v) that if at any time no Eastern designee is serving on the Issuer's Board or Audit Committee, as the case may be, Eastern will be entitled to notice of and to have a representative attend all Board or Audit Committee meetings, as the case may be, and to receive all information provided to directors or Audit Committee members, subject to execution by such representative of any confidentiality agreement reasonably requested by the Issuer.

         The Stockholder Agreement will terminate at such time as the Holders hold less than 5% of the issued and outstanding Common Stock of the Issuer, except as to the provisions regarding registration rights, which will remain in force so long as the Holders hold 300,000 or more Shares in the aggregate, subject to adjustment for stock splits, stock dividends, combinations or similar recapitalizations.

         The Securities beneficially owned by Eastern and EASC have been listed by the Issuer for trading on the New York Stock Exchange.

         In connection with the Purchase Agreement, Messrs. Richard J. Heckmann, Michael J. Reardon and Tim L. Traff, each of them being a director, executive officer and stockholder of the Issuer, and Andrew D. Seidel, an executive officer and stockholder of the Issuer, entered into an agreement with the Issuer and Eastern whereby each agreed, during such time as he is employed by the Issuer, to cause all of the shares of capital stock of the Issuer now or hereafter beneficially owned by him or over which he now or hereafter has voting control to be voted in favor of the transactions contemplated by the Purchase Agreement and the election of J. Atwood Ives to the Issuer's Board of Directors, and in favor of all of the Purchaser's designees to the Issuer's Board of Directors pursuant to the Stockholder Agreement. Such agreement terminates upon termination of the Stockholder Agreement (other than the portions thereof pertaining to registration rights). In addition, James E. Clark, Arthur B. Laffer, Alfred E. Osborne, Jr. and C. Howard Wilkins, Jr., each of them being a director and stockholder of the Issuer, and Verne Winchell and Cliff Traff, being stockholders of the Issuer, entered into an agreement with the Issuer and Eastern whereby each agreed to cause all of the shares of capital stock of the Issuer now or hereafter beneficially owned by him or over which he now or hereafter has voting control to be voted in favor of the transactions contemplated by the Purchase Agreement and the election of J. Atwood Ives to the Issuer's Board of Directors. All such agreements are hereinafter referred to collectively as the "Voting Agreements".

         Pursuant  to  Eastern's  rights  under the  Stockholder  Agreement,  as described above, J. Atwood Ives, Chairman and Chief Executive Officer of Eastern, was elected to the Issuer's Board of Directors at the Issuer's Annual Meeting of Stockholders held on December 1, 1993, for a term expiring at the Issuer's 1996 Annual Meeting of Stockholders, and was appointed to the Issuer's Audit Committee at the meeting of the Issuer's Board of Directors held on December 1, 1993. Eastern has not yet designated a second member of the Issuer's Board of Directors or requested that its Board designee be appointed to the Issuer's Compensation Committee or other committees (not including the Nominating Committee), which Eastern is entitled to do under the provisions of the Stockholder Agreement. Because of Eastern's representation on the Issuer's Board of Directors and committees of such Board, it and such representative(s) are expected to exercise their judgment, take positions and seek to influence decisions with respect to all matters coming before the Board and such committees, which may include one or more of those matters specified in clauses
(a) through (j) of Item 4 of Schedule 13D. However, it is intended that such representative(s) will not participate in decisions of such Board or committees specifically concerning Eastern, any transactions between the Issuer and Eastern, or any securities of the Issuer beneficially owned by Eastern.

         The 1,000 shares (1,500 post-Stock Split shares) of the Securities purchased by Mr. Ives on December 7, 1993 were acquired by him for his own account for investment. Options for 26,000 shares of the Securities have been granted to him under the Issuer's 1991 Directors Stock Option Plan (see Item 6 of this Statement).

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

         The aggregate number of shares of the Securities beneficially owned by Eastern and EASC is 3,067,092 shares, representing 12.0% of the 25,509,909 outstanding shares of Common Stock of the Issuer, based on the number of outstanding shares reported in the Issuer's Post Effective Amendment No. 2 to the Shelf Registration Statement (filed November 2, 1995). All such shares beneficially owned by Eastern and EASC (other than the 26,000 option shares described in Item 6 of this statement) are held in the name of EASC, which has sole voting and investment power with respect to all such shares. Eastern is deemed to have indirect beneficial ownership of such Securities held by EASC.

         Of the Securities beneficially owned by EASC and Eastern, 2,027,395 shares were acquired by them on December 1, 1993 pursuant to the Purchase Agreement, under which Eastern and WPGI transferred to the Issuer all of the outstanding shares of capital stock of Ionpure in exchange for such Securities and $100,000 in cash, 1,013,697 shares were acquired pursuant to the Stock Split, and 26,000 are represented by stock options. (see Item 6 of this Statement).

         The aggregate number of shares of the Securities  beneficially owned by
J. Atwood Ives is 27,500 shares, representing 0.11% of the 25,509,909 outstanding shares of Common Stock of the Issuer. Of such shares, 1,000 shares were purchased by him personally on December 7, 1993 in an open market transaction, for a price of $23.00 per share (such shares were increased to 1,500 as a result of the Stock Split), and 26,000 shares are subject to exercisable options granted to him as Eastern's representative under the Issuer's 1991 Directors Stock Option Plan (see Item 6 of this Statement). No other trustee, director or executive officer of Eastern or EASC beneficially owns any Securities.

Item 6.      Contracts, Arrangements, Understandings or Relationships With
             -------------------------------------------------------------
             Respect to Securities of the Issuer
             -----------------------------------

      Rights and obligations of Eastern, EASC and the Issuer with respect to securities of the Issuer under the Stockholder Agreement, Purchase Agreement and Voting Agreements are described in Item 4 of this Statement on Schedule 13D.

         The Issuer has adopted a 1991 Directors Stock Option Plan (the "Plan"), under which each nonemployee director of the Issuer is granted an option to purchase 8,000 shares of the Securities on the first business day of April in each calendar year in which he or she serves on the Issuer's Board of Directors and upon his or her initial election to the Board, provided that the initial option granted to a new director elected to the Board after September 30th of a calendar year shall be for 4,000 shares of the Securities. Such options have a term of four years, are exercisable in full immediately and provide for an exercise price equal to the greater of (i) $2.00 less than the fair market value of the Securities on the date of grant (currently determined by the mean of the high and low prices of the Securities on the New York Stock Exchange) or (ii) 60% of such fair market value. Eastern's representative on the Issuer's Board of Directors, was granted an initial option under the Plan for 4,000 shares on December 1, 1993, with an exercise price of $23.00 per share; an option for 8,000 shares on April 1, 1994 with an exercise price of $18.94 per share; and an option for 8,000 shares on April 1, 1995 with an exercise price of $13.5625 per share. As a result of Stock Split, the options granted on December 1, 1993 and April 1, 1994 were adjusted to increase the number of shares subject thereto to 6,000 shares and 12,000 shares, respectively, and to reduce the exercise prices thereof to $15.3334 and $12.6266 per share, respectively. Accordingly, the total number of shares now subject to such options granted is 26,000. Any net monetary benefit realized with respect to any such option and any future options granted to Eastern's representative under the Plan will be paid by such representative to Eastern.



Item 7.      Material to be Filed as Exhibits
             --------------------------------

             The  following  are filed as  Exhibits  to this  Statement  on
             Schedule 13D:

     Exhibit A     -        Joint Filing Agreement of Eastern and EASC

     Exhibit B     -        Transfer, Registration and Other Rights Agreement,
                            dated December 1, 1993, between EASC and the Issuer

     Exhibit C     -        Voting Agreements of Messrs. Heckmann, Reardon, T.
                            Traff, Seidel, Clark, Laffer, Osborne, Wilkins,
                            Winchell and C. Traff

     Exhibit D     -        Stock Purchase  Agreement dated August 30,  1993,
                            among Eastern, WPGI and the Issuer filed as Annex A to the Issuer's Proxy Statement dated
                            October 27, 1993, and incorporated herein by reference)

    Exhibit E      -        1991  Directors  Stock  Option Plan of the Issuer,
                            as amended through September 28, 1992.


The  above  Exhibits  were  filed  previously  and have been  omitted  from this
--------------------------------------------------------------------------------
Amendment No. 1 pursuant to Rule 13d-2(c).
------------------------------------------

Signature
---------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   November 7, 1995
        ----------------

EASTERN ENTERPRISES                        EASTERN ASSOCIATED SECURITIES CORP.



By:                                                 By:
   ---------------------------                         -----------------------
L. William Law, Jr.                                 L. William Law, Jr.
Senior Vice President, General Counsel and          Vice President
Secretary

                                                           Schedule I
                                                           ----------

          Information with Respect to Trustees and Executive Officers of Eastern and Directors and Executive Officers of EASC
          -----------------------------------------------------------

         The following list sets forth the name of each trustee and executive officer of Eastern and each director and executive officer of EASC. Such list also sets forth, as to each trustee of Eastern, his or her present principal occupation or employment (if any), business address and the name, principal business and address of any corporation or other organization in which any such employment is conducted. With respect to executive officers of Eastern and directors and executive officers of EASC, the present principal employment of each is with Eastern Enterprises, in the capacity indicated on the attached list, and his or her business address, and the address of Eastern and EASC, is 9 Riverside Road, Weston, Massachusetts, 02193. Each person identified on the attached list is a citizen of the United States.

                           EASTERN ENTERPRISES
                           -------------------
Trustees:
--------
Richard R. Clayton                  President and Chief Operating Officer
                                    Eastern Enterprises
                                    9 Riverside Road
                                    Weston, MA  02193

Samuel Frankenheim                  Counsel
                                    Ropes & Gray  (law firm)
                                    One International Place
                                    Boston, MA  02110-2624

Dean W. Freed                       Director and Retired Chairman
                                    EG&G, Inc. (technological products and
                                    services company)
                                    45 Williams Street
                                    Wellesley, MA  02181

Robert P. Henderson                 Chairman
                                    Greylock Management Corporation (venture
                                    capital firm)
                                    One Federal Street, 26th Floor
                                    Boston, MA  02110

J. Atwood Ives                      Chairman and Chief Executive Officer
                                    Eastern Enterprises
                                    9 Riverside Road
                                    Weston, MA  02193

Leonard R. Jaskol                   Chairman and Chief Executive Officer
                                    Lydall, Inc. (manufacturing company)
                                    One Colonial Road
                                    Manchester, CT  06045

Thomas W. Jones                     President and Chief Operating Officer
                                    Teachers Insurance and Annuity
                                    Association/College Retirement Equities
                                    Fund (TIAA/CREF) (financial services)
                                    730 Third Avenue
                                    New York, NY  10017

Rina K. Spence                      President and Chief Executive Officer
                                    RKS Health Ventures Corporation
                                    (health care)
                                    20 University Road
                                    Cambridge, MA  02138

David B. Stone                      Chairman
                                    North American Management Corporation
                                   (financial services)
                                    Ten Post Office Square, Suite 300
                                    Boston, MA  02109

Executive Officers:

         J. Atwood Ives             Chairman and Chief Executive Officer
         Richard R. Clayton         President and Chief Operating Officer
         Walter J. Flaherty         Senior Vice President and Chief Financial
                                    Officer
         Chester R. Messer          Senior Vice President
         Fred C. Raskin             Senior Vice President
         L. William Law, Jr.        Senior Vice President, General Counsel and
                                    Secretary

                      EASTERN ASSOCIATED SECURITIES CORP.
                      -----------------------------------

Directors:
---------
         Richard R. Clayton
         Walter J. Flaherty
         J. Atwood Ives

Executive Officers:
------------------
         J. Atwood Ives             President
         Richard R. Clayton         Vice President
         Walter J. Flaherty         Vice President
         L. William Law, Jr.        Vice President
                                                           Page 14 of 14